UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 13, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release: QUARTER 1 RESULTS ANNOUNCEMENT

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
13 May 2013

AngloGold Posts Six-Fold Increase in First-Quarter Earnings
·   New CEO appointed as the head of strong, cohesive management team.
·   Adj. Headline Earnings increase six-fold quarter-on-quarter despite 4.8% drop in gold price.
·   Production of 899,000oz, up from 859,000oz the previous quarter.
·   Total cash cost of $894/oz, better than guidance on improved cost controls.
·   Key projects progress on schedule, on budget; Capital expenditure of R512m.
·   Balance sheet remains robust with $3.4bn of liquidity headroom.
·   Dividend maintained at 50 SA cents per share.

(ANGLOGOLD ASHANTI) – AngloGold Ashanti today posted a six-fold improvement in adjusted headline earnings from the previous quarter to $113m as the costs were better than guidance and the company made steady progress recovering from the strike action in South Africa in the last quarter of 2012.

A continued emphasis on cost optimisation saw total cash costs beat guidance at $894/oz, with further improvements during the year as focus was sharpened on generating sustainable free cash flow from an improving portfolio. The company’s two key new projects – Tropicana in Australia and Kibali in the DRC – are on schedule to pour their first gold by the end of the year adding half-a-
million ounces of new production.

“Our major projects remain on budget and on schedule to pour gold by year-end, improving the quality of the portfolio,” newly appointed Chief Executive Officer, Srinivasan Venkatakrishnan,
known as Venkat, said. “Prudent capital allocation will drive our strategy to deliver profitable ounces and sustainable free cash flow, whilst maintaining a strong balance sheet.”

Production was 899,000oz at a total cash cost of $894/oz, compared to 859,000oz at $967/oz the previous quarter. About 20,000oz was lost to a lightning strike which interrupted power to the
West Wits operations, while a delay in commissioning of a new mill at Geita also cost some production.

AngloGold Ashanti’s continued focus on ensuring sustainable free cash flows will see the company target further operating-cost reductions through corporate restructuring; direct operating cost savings of $100/oz; and the development of higher quality near-term ounces. Further capital expenditure reductions will be explored and work is underway to rationalise exploration costs and pursue asset sales to improve the quality of the portfolio.

The focus on productivity and cost is especially crucial now, given the recent weakness in the gold price, Venkat said. He will work with his executive team in the coming months to define the company’s approach to realising value for shareholders.

Production in the second quarter is forecast* at 900,000oz to 950,000oz at total cash cost of
$900/oz to $950/oz. This takes into account the number of public holidays in South Africa as well as annual power tariff increases and the winter power tariffs charged.

SPONSOR: UBS South Africa (Pty) Limited
ENDS
*Both cost and production estimates are subject to unfavourable revisions in light of recent labour-related challenges in South Africa. Other unknown or unpredictable factors could also have material adverse effects on our future results. Please refer to the Risk Factors section in
AngloGold Ashanti’s 2012 Form 20-F, filed with the United States Securities & Exchange Commission (SEC) on 26 April 2013 and available at the
SEC’s home page at http://www.sec.gov.

Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe) +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322
fmgidi@anglogoldashanti.com
General inquiries +27 11 637 6059
investors@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the document entitled “Risk factors related to AngloGold Ashanti’s suite of
2012 reports” on the AngloGold Ashanti online corporate report website at www.aga-reports.com. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold
Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. This communication may contain certain “Non-
GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 13, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:   Group General Counsel and Company
          Secretary